

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Erik S. Nelson
Chief Executive Officer
UAN Power Corp.
2030 Powers Ferry Road SE, Suite #212
Atlanta, GA 30339

Re: UAN Power Corp.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed February 22, 2022
File No. 000-54334

Dear Mr. Nelson:

We issued comments to you on the above captioned filing on March 4, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 12, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Littman